UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 27, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX TO HOST ITS ANNUAL CEMEX DAY

ON SEPTEMBER 29, 2011

MONTERREY, MEXICO, September 27, 2011 – CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it will host a full-day video webcast presentation on Thursday, September 29, 2011, starting at 8:55 AM EST in which members of senior management will discuss the company’s business and financial strategy, operations in its different regions, outlook and other related topics, which may contain important information for CEMEX’s stakeholders.

A detailed agenda for this event as well as the live video webcast can be accessed at www.cemex.com. A replay of the video webcast will be available for two weeks after the event.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: September 27, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller